Filed pursuant to Rule 433

Registration No. 333-121363

Relating to prospectus supplement dated May 16, 2006

Final Term Sheet

USD 3 billion 5.25% Global Notes due 2009

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 3,000,000,000

Denomination:	USD 1,000

Maturity:	May 19, 2009

Redemption Amount:	100%

Interest Rate:	5.25% per annum, payable in two equal, semi-annual installments in arrears

Date of Pricing:	May 12, 2006

Closing Date:	May 19, 2006

Interest Payment Dates:	May 19 and November 19 in each year

First Interest Payment Date:	November 19, 2006

Currency of Payments:	USD

Price to Public/Issue Price:	99.907%

Underwriting Commissions:	0.075%

Proceeds to KfW:	99.832%

Format:	SEC registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

CUSIP:	500769 BT 0

ISIN:	US500769BT06

Rating of the Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Barclays Bank PLC

Deutsche Bank AG, London Branch

Morgan Stanley & Co. International Limited

Co-Lead Managers:

ABN Amro Bank N.V.

Banc of America Securities Limited

Credit Suisse Securities (Europe) Limited

Dresdner Bank AG London Branch

HSBC Bank plc

Lehman Brothers International (Europe)

Nomura International plc

Royal Bank of Canada Europe Limited

The Royal Bank of Scotland plc

The Toronto-Dominion Bank

Stabilization Manager:	Deutsche Bank AG, London Branch

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. (KfW’s base prospectus relating to the notes is available through the following link:

http://www.sec.gov/Archives/edgar/data/821533/000115697306000021/f01146b5e424b5.htm#301). Alternatively, any manager participating in the offering will arrange to send you the prospectus, which you may request by calling toll-free 1(800) 503-4611.

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.